UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

As previously disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, on  June 1, 2020, the voxeljet AG (the “Company”) issued a press release announcing that the Company and the European Investment Bank (the “EIB”) successfully negotiated amendments to the EIB Finance Contract (the “Finance Contract”) and the Synthetic Warrant Agreement, both originally dated November 9, 2017. The Amendment Letter no. 1 to the Finance Contract (the “Amendment Letter”) and the Amendment and Restatement Agreement to the Synthetic Warrant Agreement (the “A&R Synthetic Warrant Agreement”), among other things, amend the financial covenants in the Finance Contract and provide for the draw down of a second tranche of up to €5 million under the Finance Contract. The press release is attached hereto as Exhibit 99.1. The forms of the Amendment Letter and the A&R Synthetic Warrant Agreement are attached hereto as Exhibits 99.2 and 99.3, respectively.

Exhibits

99.1	voxeljet AG Press Release.
99.2†	Form of Amendment Letter no. 1 to Finance Contract between European Investment Bank and voxeljet AG, May 29, 2020.
99.3†	Form of Amendment and Restatement Agreement to the Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated May 29, 2020.

† Certain portions of this exhibit have been redacted in accordance with Item 601(b)(10) of Regulation S-K promulgated by the SEC. The Company hereby undertakes to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

The information contained in this Form 6-K in Exhibits 99.1, 99.2 and 99.3 is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by voxeljet AG  with the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer
Date: June 1, 2020

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